FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2019 which was sent to shareholders of HSBC Holdings plc on 6 March 2019. A copy of the Notice of Annual General Meeting is available at www.hsbc.com/agm.

HSBC Holdings plc

Notice of Annual General Meeting to be held at 11.00am on Friday,  12 April 2019

International Convention Centre,

8 Centenary Square, Birmingham B1 2EA

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's registrar (see page 29).

Contents

1.	Chairman's letter	1
2.	Notice of the 2019 Annual General Meeting	5
3.	Explanatory notes	11
4.	Information about the 2019 Annual General Meeting	25
5.	General information	29
6.	Appendices	30

6 March 2019

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2019 Annual General Meeting ("AGM") to be held at 11.00am on Friday, 12 April 2019.

This year, our AGM will be held at the International Convention Centre, 8 Centenary Square, Birmingham. Our decision to hold the 2019 AGM in Birmingham recognises the significant milestone reached during 2018 with the opening of the new headquarters of HSBC UK Bank plc, our ring-fenced bank, in the city. Birmingham has played an important role in HSBC's history and we are confident that our relationship with the city and region will continue to go from strength to strength in years to come.

I look forward to seeing many of you at our AGM. If, however, you are unable to attend in person, you may choose to watch the meeting via a webcast at www.hsbc.com/agmwebcast.

I encourage you to read the Notice of AGM and the particulars of the business to be considered at the meeting which are enclosed with this letter. In addition to the standard items of business, there are three matters that I would like to highlight:

1.     Directors

We announced on 25 February 2019 that José Antonio Meade would be joining the Board as an independent non-executive Director from 1 March 2019. José Antonio brings a wealth of experience gained across a number of key policy areas and his background and knowledge of Latin America will be of great significance to HSBC given the importance we attach to the region.

We also announced that Jonathan Evans will retire and that he will not therefore be seeking re-election at this year's AGM. I am grateful to Jonathan for his important and valuable contribution, in particular in his role leading the Financial System Vulnerabilities Committee over the past six years.

We bade farewell to Iain Mackay at the end of 2018. We appreciate Iain's 11 years of highly professional and dedicated service; the last eight years as Group Finance Director. We would like to thank Iain for his unstinting commitment to HSBC.

I would like to welcome Ewen Stevenson following his appointment by the Board as Executive Director and Group Chief Financial Officer on 1 January 2019. Ewen brings extensive international experience, and has a proven track record as a chief financial officer.

As is customary, Ewen and José Antonio will stand for election for the first time at this year's AGM and all of the other continuing Directors will stand for re-election. Biographical details can be found on pages 16 to 20. The current composition of the Board can be found on pages 3 and 4.

At the conclusion of this year's AGM, subject to the election and re-election of the Directors, your Board will comprise a non-executive Chairman, three executive Directors and ten independent non-executive Directors.

2.     Directors' Remuneration Policy

In 2016, you approved our remuneration policy which has been in force since that time but which expires at the end of its fixed three year term at the 2019 AGM. Accordingly, at this year's AGM, as set out in the Directors' remuneration report on pages 172 to 205 of the Annual Report & Accounts, the Group Remuneration Committee is recommending your approval of a new Directors' remuneration policy.

The 2018 Directors' remuneration report, which you will also be invited to approve, comprises a report by the Group Remuneration Committee on its implementation of the remuneration policy during 2018.

3.     Shareholder Requisitioned Resolution - Resolution 17

We have received a shareholder requisitioned resolution pursuant to Section 338 of the Companies Act 2006. This resolution is incorporated as Resolution 17 in the Notice of AGM. It has been requested by a group of shareholders and should be read together with their explanatory statement set out in Appendix 3 on page 34. After careful consideration, your Board recommends that you vote against this resolution for the reasons set out in Appendix 4 on page 36.

Your Board considers that the proposals set out in Resolutions 1 to 16 of this Notice are in the best interests of the Company and its shareholders and recommend that you vote in favour of those resolutions. The Directors intend to do so in respect of their own beneficial holdings, except in relation to Resolution 3, regarding the remuneration policy, where the Directors will not vote.

Your Board recommends that you vote against Resolution 17 for the reasons set out in Appendix 4 on page 36.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. Whether or not you are able to attend the AGM, I encourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and voting in person, should you subsequently be able to attend.

Together with the Board, I would like to thank you for your continued support and I very much look forward to welcoming you in Birmingham at the AGM.

Yours sincerely

Mark E. Tucker Group Chairman

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987

Registered Office and Group Head Office:

8 Canada Square, London E14 5HQ, United Kingdom

Directors

Mark Tucker, 61
Non-executive Group Chairman

Kathleen Casey, 52
Independent non-executive Director

Laura Cha, GBM, 69
Independent non-executive Director

Henri de Castries, 64
Independent non-executive Director

 Lord Evans of Weardale, 61
 Independent non-executive Director

 John Flint, 50
 Group Chief Executive

  Irene Lee, 65
  Independent non-executive Director

 José Antonio Meade, 50
 Independent non-executive Director

 Heidi Miller, 65
 Independent non-executive Director

 Marc Moses, 61
 Group Chief Risk Officer

 David Nish, 58
 Independent non-executive Director

 Ewen Stevenson, 52
 Group Chief Financial Officer

 Jonathan Symonds, CBE, 60
 Deputy Group Chairman and Senior Independent Director

 Jackson Tai, 68
  Independent non-executive Director

 Pauline van der Meer Mohr, 59
 Independent non-executive Director

Secretary

Ben Mathews, 52
 Group Company Secretary

HSBC Holdings plc

Notice of the 2019 Annual General Meeting

Notice is hereby given that the 2019 Annual General Meeting of HSBC Holdings plc will be held at the International Convention Centre, 8 Centenary Square, Birmingham B1 2EA, United Kingdom at 11.00am on Friday, 12 April 2019.

Resolutions numbered 1 to 8, 11, 13 and 15 will be proposed as ordinary resolutions and those numbered 9, 10, 12, 14, 16 and 17 will be proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour, while in the case of special resolutions at least three-quarters of the votes cast must be in favour.

1.     Annual Report & Accounts*

To receive the Annual Accounts and Report of the Directors and of the Auditor for the year ended 31 December 2018.

2.     Directors' Remuneration Report*

To approve the Directors' remuneration report set out on pages 172 to 205 of the Annual Report & Accounts for the year ended 31 December 2018, excluding the Directors' remuneration policy set out on pages 175 to 184.

3.     Directors' Remuneration Policy*

To approve the Directors' remuneration policy set out on pages 175 to 184 of the Directors' remuneration report contained within the Annual Report & Accounts for the year ended 31 December 2018.

4.     Election and re-election of Directors*

To elect by separate resolutions each of:

(a)    Ewen Stevenson; and

(b)    José Antonio Meade.

To re-elect by separate resolutions each of:

(c)    Kathleen Casey;                     (i) Marc Moses;

(d)    Laura Cha;                             (j) David Nish;

(e)    Henri de Castries;                   (k) Jonathan Symonds;

(f)     John Flint;                              (l) Jackson Tai;

(g)    Irene Lee;                              (m) Mark Tucker; and

(h)    Heidi Miller;                            (n) Pauline van der Meer Mohr.

5.     Re-appointment of Auditor*

To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company.

6.     Remuneration of Auditor*

To authorise the Group Audit Committee to determine the remuneration of the Auditor.

7.     Political Donations*

THAT in accordance with sections 366 and 367 of the UK Companies Act 2006 (the "Act") the Company, and any company which is a subsidiary of the Company at any time during the period for which this resolution has effect, be authorised to:

(a)    make political donations to political parties and/or independent election candidates;

(b)    make political donations to political organisations other than political parties; and

(c)    incur political expenditure,

in each case during the period starting on the date of passing of this Resolution 7 and expiring at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is earlier, provided the aggregate amount of any such donations and expenditure shall not exceed £200,000 during the period for which this Resolution 7 has effect. For the purposes of this resolution, the terms 'political donations', 'political parties', 'independent election candidates', 'political organisations' and 'political expenditure' shall have the meanings given to them by sections 363 to 365 of the Act.

8.     Authority to allot shares*

THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)    up to an aggregate nominal amount of US$2,003,673,053 (such amount to be restricted to the extent that  any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than US$3,339,455,088 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,678,910,175 can be allotted under paragraphs (a), (b) and (c) of this resolution); and

(b)    up to an aggregate nominal amount of US$3,339,455,088 (such amount to be restricted to the extent that  any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than US$3,339,455,088 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,678,910,175 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with an offer or invitation to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of, or the requirements of, any regulatory body or stock exchange in any territory or otherwise howsoever; and

(c)    comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,678,910,175 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (b) of this resolution so that in total no more than US$6,678,910,175 can be allotted under paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of, or the requirements of, any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)    up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each), provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would, or might, require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

9.     Disapplication of pre-emption rights#

THAT if Resolution 8 set out in the Notice convening this meeting is passed, the Directors be authorised to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 8 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be limited:

(a)    to the allotment of equity securities or sale of treasury shares for cash in connection with any rights issue, or other offer or invitation (but in the case of the authority granted under paragraph (c) of Resolution 8, by way of a rights issue only) to:

(i)     holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)    holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue, offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(b)    to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (a) above) up to an aggregate nominal amount of US$500,918,263, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or   might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

10.   Further disapplication of pre-emption rights for acquisitions#

THAT if Resolution 8 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolution 9 set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 8 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, such authority to be:

(a)    limited to the allotment of equity securities or sale of treasury shares up to a nominal amount of US$500,918,263; and

(b)    used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Directors determine to be an acquisition or other capital investment of a kind contemplated by the Statement of Principles on Disapplying Pre-Emption Rights most recently published by the Pre-Emption Group prior to the date of the Notice convening this meeting, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

11.   Addition of any repurchased shares to general authority to allot shares*

THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 8 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 12 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to paragraphs (b) and (c) of Resolution 8 set out in the Notice convening this meeting.

12.   Purchases of Ordinary Shares by the Company#

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of Ordinary Shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a)    the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 2,003,673,053 Ordinary Shares;

(b)    the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(c)    the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of the London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)    unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier; and

(e)    the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired.

13.   Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities*

THAT in addition to any authority granted pursuant to Resolution 8 set out in the Notice convening this meeting, the Directors be generally and unconditionally authorised under and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$2,003,673,053 in relation to any issue by the Company or any member of the Group of Contingent Convertible Securities ("CCSs") that automatically convert into, or are exchanged for, ordinary shares in the Company in prescribed circumstances where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with regulatory capital requirements or targets applicable to the Group from time to time and otherwise on terms as may be determined by the Directors, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers, and enter into agreements, which would or might require shares to be allotted or rights to subscribe for,  or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

14.   Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities#

THAT if Resolution 13 set out in the Notice convening this meeting is passed, the Directors be authorised (in addition to any authority granted under Resolutions 9 and 10  set out in the Notice convening this meeting) to allot equity securities (as defined in the UK Companies Act 2006 (the "Act")) for cash under the authority given by Resolution 13 and/or to sell shares held by the Company as treasury shares for cash as if section 561(1) of the Act did not apply to any such allotment or sale, provided that such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2020 or at the close of business on 30 June 2020, whichever is the earlier, save that this authority shall allow the Company before expiry of this authority to make offers, and enter into agreements, which would or might require equity securities to be allotted (or treasury shares to be sold) after the authority expires and the Directors may allot equity securities (or sell treasury shares) under any such offer or agreement as if the authority had not expired.

15.   Renewal of scrip dividend authority*

THAT the Directors be and are hereby empowered to exercise the powers conferred upon them by Article 155.1 of the Articles of Association of the Company (as from time to time varied) so that, to the extent and in the manner determined by the Directors, the holders of Ordinary Shares of US$0.50 each ("Ordinary Shares") be permitted to elect to receive Ordinary Shares instead of all or part of any dividend (including interim dividends) declared up to the conclusion of the Annual General Meeting of the Company to be held in 2022.

16.   Notice of general meetings#

THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

17.   Shareholder requisitioned resolution#
To instruct the Directors by Special Resolution to abolish, or effectively remedy, the unfair discriminatory practice of taking "State Deduction" from the pensions paid to members of the post 1974 Midland Bank defined benefit pension scheme.

The Board unanimously recommends that shareholders vote against Resolution 17.

By order of the Board

B J S Mathews                                                                                                                       6 March 2019
Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

* Ordinary Resolution
# Special Resolution

Explanatory notes

Information about the business to be considered at the 2019 Annual General Meeting ("AGM") is set out below.

These explanatory notes should be read in conjunction with the Annual Report & Accounts in respect of the year ended 31 December 2018. This Notice of AGM, the Annual Report & Accounts and the Strategic Report are available at www.hsbc.com.

For the purpose of this Notice, the issued share capital (excluding treasury shares) of the Company on 21 February 2019, being the latest practicable date prior to the printing of this document, was 20,036,730,525 Ordinary Shares of US$0.50 each and carrying one vote each with total voting rights of 20,036,730,525.

1.     Annual Report & Accounts

The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the Directors and of the Auditor for the year ended 31 December 2018.

2.     Directors' Remuneration Report

The purpose of this item is to seek shareholder approval of the Directors' remuneration report for the year ended 31 December 2018 on pages 172 to 205 of the Annual Report & Accounts (other than the part containing the Directors' remuneration policy on pages 175 to 184 of the Annual Report & Accounts). The actual remuneration paid to Directors in 2018 was made within the boundaries of the Directors' remuneration policy approved by shareholders at the 2016 Annual General Meeting. The vote on the Directors' remuneration report is advisory in nature and cannot impact what is paid under the shareholder-approved Policy.

3.     Directors' Remuneration Policy

The purpose of this resolution is to seek shareholder approval of the new remuneration policy set out on pages 175 to 184 of the Directors' remuneration report in the Annual Report & Accounts. This new remuneration policy is being presented as the term of our current remuneration policy for Directors comes to an end at the 2019 AGM.

The new Directors' remuneration policy is based on the following key principles:

●      the policy should be simple and transparent;

●      there should be a strong alignment between rewards and the interest of our stakeholders, including shareholders, customers and employees;

●      the policy should maintain a focus on long-term performance;

●      the total compensation package should be competitive to ensure we can retain and attract talent; and

●      the structure should meet the expectations of investors and our regulators.

After an extensive review, the Group Remuneration Committee is proposing to simplify our long-term incentive scorecard for assessing performance of the executive Directors. It will involve the use of fewer performance measures in the long-term incentive scorecard with a substantial proportion of the overall weighting given to Return on Tangible Equity, which is our primary long-term financial target.

The Group Remuneration Committee was also mindful of the changes within the 2018 UK Corporate Governance Code (the "Code"), which applies for financial years commencing on or after 1 January 2019, namely the pension provision for the executive Directors, post-employment shareholding policy and time horizons for variable pay awards. The Group Remuneration Committee is satisfied that the new policy is compliant with the new Code.

Our approach in implementing the new policy continues to follow our current approach. When considering salary increases for executive Directors, the increases made should be in line with increases made for our employees and within the limits approved by shareholders. We will also continue to deliver a portion, not exceeding 50 per cent., of the annual incentive award to our executive Directors in cash. This is in line with the structure used for other employees and is permissible under the remuneration rules of the UK's Prudential Regulation Authority ("PRA"). Under the new policy, executive Directors will continue to receive more than 80 per cent. of the combined variable pay and fixed pay allowance in shares that are released over a period of eight years. This ensures strong alignment between the interests of our executive Directors and shareholders.

On pension provision, the current executive Directors receive 30 per cent of salary paid in lieu of a pension entitlement (reduced from 50 per cent of salary paid under our previous policy in operation before 2016). This is equivalent to 16 per cent of salary after UK income tax and national insurance deductions, which aligns with the maximum contribution rate (as a percentage of salary) that HSBC makes for employees who are defined contribution members of the HSBC Bank (UK) Pension Scheme. For any new executive Director, the pension will be determined in line with the equivalent contribution (as a percentage of salary) made for the majority of UK employees at the time of their recruitment. The Group Remuneration Committee reserves the right to offer a pension level that may be lower than the current maximum level permitted under the policy.

We are also proposing to increase the fees for non-executive Directors to reflect the increase in time that they are required to commit to their roles, as the Board supports HSBC through its ambitious agenda of governance reform, growth and organisational development in an environment of increasing regulatory, political and organisational complexity.

After careful review and consideration by the Group Remuneration Committee, we believe that the new remuneration policy enables HSBC to operate a competitive remuneration structure to retain and attract talent whilst also complying with applicable regulatory requirements. Feedback from our major shareholders and proxy advisory bodies has been solicited and considered in the design of the new policy to ensure it is closely aligned with investor expectations.

The vote on the new remuneration policy is by way of ordinary resolution. It is a binding vote, meaning that, if approved, payments to Directors may only be made if they are within the boundaries of the policy.

The new policy sets out how the Company proposes to pay the Directors, including every element of remuneration to which a Director may be entitled, as well as how the policy supports the Company's long-term strategy and performance. It also includes details of the Company's approach to recruitment and payment for loss of office.

If the Company wishes to make changes to its remuneration policy, it has to put a new policy to shareholders for approval at a general meeting. Once approved, the Company will only be able to make remuneration payments to current and prospective Directors and payments for loss of office to current or past Directors within the boundaries of the new policy, unless the payment is approved by a separate shareholder resolution.

If approved by shareholders, the policy will apply for a three-year term from the conclusion of the AGM. Therefore, unless there is a need to make further amendments or to approve an individual proposal, the next time we expect that shareholders will be asked to approve the remuneration policy will be at the 2022 AGM.

Given the interests of the Directors in the remuneration policy, the Directors will not vote on this resolution.

4.     Election and re-election of Directors Appointment

Appointments to the Board are made on merit and candidates are considered against objective criteria, having due regard to the benefits of the diversity of the Board. The Nomination & Corporate Governance Committee leads the Board appointment process, agrees the criteria for any appointments and engages independent external search consultants, as required. At the conclusion of this process, the Committee will nominate potential candidates for appointment to the Board. In the exercise of its responsibilities, the Committee regularly reviews the Board's structure, size and composition, including its skills, knowledge, independence and diversity to ensure it remains aligned with the Group's strategic priorities.

Diversity

The biography of each Director located on pages 16 to 20 indicates how each individual contributes to the diversity of the Board.

Independence

The Board has concluded that all of the non-executive Directors standing for re-election at the AGM are independent in character and judgement. The non-executive Group Chairman was considered independent on appointment.

When considering independence, the Board calculates the length of service of a non-executive Director by reference to the date of his or her election by shareholders following their appointment. The Board has determined that there are no relationships or circumstances which are likely to affect the judgement of any of the non- executive Directors. Any relationships or circumstances which could appear to do so are not considered to be material. Each of the Directors standing for election or re-election has confirmed that they have no material relationship with another Director, a member of senior management or any substantial or controlling shareholder of HSBC Holdings plc.

Election of new Directors

Ewen Stevenson and José Antonio Meade will offer themselves for election as Directors having been appointed  to the Board on 1 January 2019 and 1 March 2019, respectively. Ewen Stevenson assumed the role of Executive Director and Group Chief Financial Officer and José Antonio Meade was appointed as an independent non- executive Director.

Time Commitment

The Board, both prior to a Director's appointment and when nominating a Director for re-election enquires, and obtains assurance, that each Director is, or will be, capable of contributing the time expected of them and time that may be unanticipated should additional demands be placed on them in relation to HSBC or in relation to their other commitments.

The Board has carefully considered the other commitments held by the Directors and has applied the same standard of enquiry for each of them. Our focus is to determine the ability of each Director to commit sufficient time to fulfil their individual obligations, rather than a strict adherence to a numeric count of directorships. Where Directors hold other roles (either outside of or elsewhere within the Group), or prior to accepting any additional roles, particular attention is paid to ensuring that they are able to commit sufficient time to HSBC.

Arising from its deliberations, the Board notes the following in relation to those Directors seeking re-election:

Mark Tucker

As non-executive Chairman, Mark Tucker's commitment to HSBC is approximately four days per week. With effect from 1 March 2019, Mr Tucker also became the non-executive Chairman of Discovery Limited, a South African- based financial services group that is listed on the Johannesburg Stock Exchange. The Board has concluded that this additional role, which involves an expected time commitment of 20 to 25 days per year, will not affect Mr Tucker's ability to continue to provide HSBC with the level of focus and time required.

Jonathan Symonds

In 2018, the Board appointed Jonathan Symonds to the role of Deputy Group Chairman, following his retirement as non-executive Chairman of HSBC Bank plc. In this role, Jonathan formally deputises for the Group Chairman, takes a leadership role in relation to external high level regulatory and political relationships, and leads the Board in relation to specific projects. He performs this new role in addition to his existing roles as Senior Independent Director, Chairman of the Group Audit Committee and member of the Group Risk Committee. Notwithstanding his appointment as Deputy Group Chairman, the Board has concluded that Mr Symonds' independence is not compromised and that he is able to dedicate sufficient time to this role, taking into account his external commitments.

Laura Cha

Laura Cha is a Director with considerable geographic expertise and experience and a deep-rooted knowledge and understanding of Asian business and culture. The breadth and diversity of her experience makes her an invaluable member of, and active contributor to, the Board.

In order to ensure that she is best placed to continue to make a valuable and active contribution to her role with HSBC, Ms Cha has reviewed her external commitments. She stepped down from her roles as a non-executive Director of China Telecom Corporation Limited and as Chair of Hong Kong's Financial Services Development Council in 2018.

Ms Cha stepped down as Chair of the Philanthropic & Community Investment Committee and as a member of the Conduct & Values Committee following the demise of those committees in 2018. Subsequently, she joined the Financial System Vulnerabilities Committee and Nomination & Corporate Governance Committee. These changes have had no incremental impact on Ms Cha's total time commitment to HSBC.

During 2018, Ms Cha was appointed as the non-executive Chair of the Hong Kong Exchanges and Clearing Limited. HSBC continues to be a significant external, non-executive commitment for Ms Cha. The Board is satisfied that she is able to commit sufficient time to her role and the importance that she attaches to it, notwithstanding her external appointments.

Irene Lee

Irene Lee is a highly valued and experienced Director with specific geographic and commercial experience which is of particular relevance to the delivery of the Group's strategy. The Board attaches great importance to the contribution that Ms Lee makes to HSBC.

Ms Lee is the executive Chair of Hysan Development Company Limited, but has delegated day to day operational responsibility to her executive team. Her non-executive role with HSBC Holdings plc, including its subsidiaries, The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited, comprise her most significant non-executive commitments, as demonstrated by her decision to adjust her portfolio and step down from her roles with Noble Group Limited in 2017 and with CLP Holdings Limited in 2018. Ms Lee became a member of the Nomination & Corporate Governance Committee and the Group Remuneration Committee during 2018. The Board remains comfortable that Ms Lee has sufficient capacity and remains extremely supportive of Ms Lee and her continued commitment to HSBC.

Jackson Tai

Jackson Tai is a skilled international Director with experience in senior operating and governance roles across Asia and in China, as well as North America and Europe. The unique combination of his experience and deep knowledge makes him a significant asset to the Board.

The Board attaches great importance to the contribution that Mr Tai makes to HSBC at a Board level and as a member of the Group Audit Committee, but most notably as Chairman of the Group Risk Committee ("GRC") given the increased demands and expectations of the role, both from regulators and as a result of the GRC's expanding remit. Jack Tai will be appointed as Chair of the Financial System Vulnerabilities Committee following the retirement of Jonathan Evans at the AGM and will continue the programmed transition of its responsibilities to the GRC.

During 2018, Mr Tai reviewed his portfolio of non-executive roles and will be reducing those commitments by 31 March 2019.

The Board has concluded that Mr Tai continues to act in an independent capacity, constructively challenging and overseeing management. The Board is grateful for the consideration Mr Tai has shown in ensuring that he is able to commit sufficient time to his role.

The biographies on pages 16 to 20 set out the skills and experience each Director brings to the Board for the long term sustainable success of the Company. Based upon the review undertaken, the Board has satisfied itself that each of the Directors is fully able to discharge his or her duties to the Company and that they each have sufficient capacity to meet their commitments to HSBC. The Board has therefore concluded that all of the Directors except, as previously announced, Jonathan Evans who is retiring, should offer themselves for election or re-election in accordance with the Group's regular practice.

Non-executive Directors' fees
With the exception of the non-executive Group Chairman, each non-executive Director will receive a fee of £127,000 per annum subject to shareholder approval of the new Directors' remuneration policy under Resolution 3 at the 2019 AGM. The Deputy Group Chairman and Senior Independent Director will receive a fee of £375,000 per annum in addition to his non-executive Director fee and the fees payable for his chairmanship or membership of Board committees. The non-executive Group Chairman receives a fee of £1.5 million per annum.

Subject to the approval of Resolution 3, the fees paid to non-executive Directors who are standing for election or re-election as members of Board committees will be as follows (these and Board fees are pro-rated for part year service where relevant):
Committee*	Fees (per annum)		Committee members standing for election/re-election
	Chairman	Member
Group Audit Committee	£75,000	£40,000	Jonathan Symonds (Chairman), Kathleen Casey, David Nish, Jackson Tai
Group Risk Committee	£150,000	£40,000	Jackson Tai (Chairman), Heidi Miller, Jonathan Symonds, Pauline van der Meer Mohr
Group Remuneration Committee	£75,000	£40,000	Pauline van der Meer Mohr (Chairman), Henri de Castries, Irene Lee, David Nish
Financial System Vulnerabilities Committee	£75,000	£40,000	Jackson Tai (Chairman designate**), Laura Cha
Nomination & Corporate Governance Committee	N/A***	£33,000	Mark Tucker (Chairman), Kathleen Casey, Laura Cha, Henri de Castries, Irene Lee, José Antonio Meade, Heidi Miller, David Nish, Jonathan Symonds, Jackson Tai, Pauline van der Meer Mohr

*     For further details of the roles and accountabilities of each of these Board committees, see pages 158 to 164 of the Annual Report & Accounts.
**    Jackson Tai will assume the role of Chair of the Financial System Vulnerabilities Committee when Jonathan Evans retires from the Board at the conclusion of the 2019 AGM.
***  The Group Chairman serves as the Chairman of the Nomination & Corporate Governance Committee and receives no additional fee in respect of this position.

Laura Cha, as a non-executive Director, Deputy Chairman and a member of the Nomination Committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees in those capacities of HK$550,000, HK$125,000 and HK$160,000 respectively per annum. These fees were authorised by the shareholder of The Hongkong and Shanghai Banking Corporation Limited.

Irene Lee, as a non-executive Director, the Chairman of the Remuneration Committee, a member of the Audit Committee and a member of the Risk Committee of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$550,000, HK$330,000, HK$200,000 and HK$200,000 respectively per annum. In addition, as a non-executive Director, Chairman of the Risk Committee and member of the Audit Committee of Hang Seng Bank Limited, she receives fees of HK$500,000, HK$260,000 and HK$160,000 respectively per annum. The fee received by Ms Lee for her roles with The Hongkong and Shanghai Banking Corporation Limited were authorised by the shareholder of The Hongkong and Shanghai Banking Corporation Limited. The fee received by Ms Lee as a non-executive Director of Hang Seng Bank Limited was authorised by shareholders of Hang Seng Bank Limited, whereas the Hang Seng Bank Limited Committee fees were authorised by the Board of Hang Seng Bank Limited.

Heidi Miller receives a separate fee of US$550,000 per annum as non-executive Chairman of HSBC North America Holdings Inc. This fee was approved by the Group Remuneration Committee of HSBC Holdings plc on 5 November 2015 and authorised by the Board of HSBC North America Holdings Inc.

The non-executive Directors are also entitled to travel allowances, reflecting the additional time commitment required.

Non-executive Directors' terms of appointment
Non-executive Directors do not have service agreements, but are bound by letters of appointment issued for and on behalf of HSBC Holdings plc. Subject to their election or re-election by shareholders, the terms of appointment of the non-executive Directors standing for re-election will expire as follows: Kathleen Casey, Laura Cha, David Nish, Jonathan Symonds and Jackson Tai - 2020; Heidi Miller and Mark Tucker - 2021; and, Henri de Castries, Irene Lee, José Antonio Meade and Pauline van der Meer Mohr - 2022.

Executive Directors' service agreements and remuneration
The executive Directors have rolling service agreements with a notice period of 12 months for either party. The dates of the service agreements are:

John Flint                                                      21 February 2018
Marc Moses                                                  27 November 2014
Ewen Stevenson                                            1 December 2018

Under the terms of their employment: John Flint, Ewen Stevenson and Marc Moses each receive fixed pay consisting of base salary, cash in lieu of pension and fixed pay allowance and are eligible to receive discretionary variable pay awards. Subject to approval of the new Directors' remuneration policy under Resolution 3, the base salaries paid to John Flint, Ewen Stevenson and Marc Moses are £1,240,000, £723,000 and £723,000 per annum respectively. The cash in lieu of pension paid to John Flint, Ewen Stevenson and Marc Moses are £372,000, £216,900 and £216,900 per annum respectively, representing 30 per cent. of base salary. Fixed pay allowances are delivered in shares in four equal instalments and shares equivalent to the net number of shares delivered (after those sold to cover any income tax and social security) will be subject to a retention period. Shares will be released annually on a pro rata basis over five years starting from the March immediately following the end of the financial year in respect of which the shares are granted. The fixed pay allowances paid to John Flint, Ewen Stevenson and Marc Moses are £1,700,000, £950,000 and £950,000 per annum respectively.

Further details of the Directors' emoluments are set out in the Directors' remuneration report contained in the Annual Report & Accounts on pages 172 to 205.

The Board of Directors of HSBC Holdings plc as at the date of this document comprises: Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Irene Lee†, José Antonio Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

Biographical details

Brief biographical details of each of the Directors standing for election and re-election are set out below.

Ewen James Stevenson, 52
Group Chief Financial Officer
Appointed to the Board: January 2019

Skills and Experience: Ewen has more than 25 years' experience in the banking industry, both as an adviser   to major banks and as an executive. Ewen was most recently executive Director and Chief Financial Officer at Royal Bank of Scotland Group. Prior to this, he was at Credit Suisse where his last role was co-Head of the EMEA Investment Banking Division and co-Head of the Global Financial Institutions Group.

Current appointments include: Member of the Group Management Board and a Director of HSBC UK Holdings Limited.

José Antonio Meade Kuribreña†, 50

Appointed to the Board: March 2019

Member of the Nomination & Corporate Governance Committee

Skills and Experience: José Antonio is an economist and lawyer who brings extensive experience in public administration, banking and financial policy to the Board. He held various Cabinet-level positions in the federal government of Mexico, including Secretary of Energy, Secretary of Social Development, Secretary of Foreign Affairs and twice as Secretary of Finance and Public Credit. He also served as Undersecretary and as Chief of Staff in the Ministry of Finance and Public Credit. Other former appointments include as Director General of Banking and Savings at the Ministry of Finance and Public Credit, and as Chief Executive Officer of the National Bank for Rural Credit.

Current appointments include: Commissioner of the Global Commission on Adaptation.

Kathleen Louise Casey†, 52

Appointed to the Board: March 2014

Member of the Group Audit Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Kathleen has extensive financial regulatory policy experience. She is a former Commissioner of the US Securities and Exchange Commission, and acted as its principal representative in multilateral and bilateral regulatory dialogues with the G-20 Financial Stability Board and the International Organisation of Securities Commissions. Other former appointments include Staff Director and Counsel to the United States Senate Committee on Banking, Housing, and Urban Affairs; Chair of the Alternative Investment Management Association; and Legislative Director and Chief of Staff for a US Senator. Kathleen is a member of the District of Columbia Bar and the Virginia State Bar.

Current appointments include: Senior adviser to Patomak Global Partners, member of the Board of Trustees of the Financial Accounting Foundation and a number of public and non-public bodies.

Laura May Lung Cha (neé Shih)†, GBM, 69

Appointed to the Board: March 2011

Member of the Financial Systems Vulnerabilities Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Laura has extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. She is the former Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission. Other former appointments include non-executive Director of China Telecom Corporation Limited; Bank of Communications Co., Ltd.; and Tata Consultancy Services Limited. She also served as Chair of Hong Kong Special Administrative Region's Financial Services Development Council and Deputy Chair of the Securities and Futures Commission in Hong Kong. Laura is a member of the State Bar of California.

Current appointments include: Chair of the Hong Kong Exchanges and Clearing Limited and non-executive Deputy Chair of The Hongkong and Shanghai Banking Corporation Limited. She is also a non-executive Director of The London Metal Exchange, Unilever PLC and Unilever N.V.

Henri René Marie Augustin de la Croix de Castries†, 64

Appointed to the Board: March 2016

Member of the Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Henri has more than 25 years' international experience in the financial services industry. He joined AXA S.A. in 1989, and then held a number of senior roles, ultimately as Chairman and Chief Executive Officer of AXA S.A. Henri was also a Director of AXA UK plc until his departure from the AXA group in September 2016.

Current appointments include: Special Adviser to General Atlantic, Chairman of Institut Montaigne, lead independent Director of Nestlé S.A. and a non-executive Director of the French National Foundation for Political Science. He is also a member of the Global Advisory Council of LeapFrog Investments.

John Michael Flint, 50

Group Chief Executive

Appointed to the Board: February 2018

Group Chief Executive since February 2018

Skills and Experience: John joined HSBC in 1989 and helped to establish and expand the HSBC Global Markets business in Asia. He has held various roles across the Group, including Group Treasurer; Deputy Head of Global Markets and Head of Global Markets, Europe, Middle East and Africa; Chief Executive of HSBC Global Asset Management; Chief of Staff to the Group Chief Executive and Group Head of Strategy and Planning. In 2013, John was appointed Group Managing Director and Chief Executive of Retail Banking and Wealth Management.

Current appointments include: Chairman of the Group Management Board and The Hongkong and Shanghai Banking Corporation Limited. John is a member of the Monetary Authority of Singapore International Advisory Panel and the International Business Council of the World Economic Forum. He is also a Global Commissioner of the New Climate Economy and a member of the Climate Finance Leadership Initiative.

Irene Yun-Lien Lee†, 65
Appointed to the Board: July 2015
  Member of the Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Irene has more than 40 years' finance industry experience, having held senior investment banking and fund management positions in the UK, the US and Australia, including positions at Citibank and the Commonwealth Bank of Australia. Other former appointments include serving as a member of the advisory council of J.P. Morgan Australia and the Australian Government Takeovers Panel. Irene also served as a non- executive Director of CLP Holdings Limited and Noble Group Limited.

Current appointments include: Executive Chair of Hysan Development Company Limited and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Hang Seng Bank Limited and Cathay Pacific Airways Limited. She is also a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority.

Heidi Miller (neé Goldberg)†, 65

Appointed to the Board: September 2014

Member of the Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Heidi is a former President of International at JP Morgan & Chase Co., and was responsible for leading the global expansion and the international business strategy across its investment bank, asset management, and treasury and securities services divisions. She was also a non-executive Director of Merck & Co., Inc. and Progressive Corp.; Executive Vice President and Chief Financial Officer of Bank One Corporation; and Executive Vice President and Chief Financial Officer of Citigroup Inc.

Current appointments include: Chair of HSBC North America Holdings Inc. and a non-executive Director of First Data Corporation and General Mills Inc.

Menasey Marc Moses, 61

Group Chief Risk Officer

Appointed to the Board: January 2014

Skills and Experience: Marc joined HSBC in 2005 as Chief Financial and Risk Officer for Global Banking and Markets, and in December 2010 became Group Chief Risk Officer. He has extensive risk management and financial experience. Marc is a fellow of the Institute of Chartered Accountants in England & Wales. He was European Chief Financial Officer at J.P. Morgan and an audit partner at Price Waterhouse.

Current appointments include: Member of the Group Management Board, and a Director of HSBC Global Services Limited, HSBC Private Banking Holdings (Suisse) SA and HSBC Private Bank (Suisse) SA.

David Thomas Nish†, 58

Appointed to the Board: May 2016

Member of the Group Audit Committee, the Group Remuneration Committee and the Nomination & Corporate Governance Committee

Skills and Experience: David served as Chief Executive Officer of Standard Life plc between 2010 and 2015, having joined as Finance Director in 2006. Other former appointments include Group Finance Director of Scottish Power plc; non-executive Director of the UK Green Investment Bank plc, HDFC Life (India) and London Stock Exchange Group plc; and partner of Price Waterhouse. He is a fellow of the Institute of Chartered Accountants     of Scotland.

Current appointments include: A non-executive Director of Vodafone Group plc and Zurich Insurance Group.

Jonathan Richard Symonds†, CBE, 60

Appointed to the Board: April 2014

Senior Independent Director since April 2017 Deputy Group Chairman since August 2018

Chairman of the Group Audit Committee and a member of the Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Jonathan is a former Chief Financial Officer of Novartis AG and AstraZeneca plc. He was also a partner and managing Director of Goldman Sachs, a partner of KPMG, and a non-executive Director and Chairman of the Audit Committee of Diageo plc. Until August 2018, Jonathan served as Chairman of HSBC Bank plc. He is a fellow of the Institute of Chartered Accountants in England & Wales.

Current appointments include: Chairman of Proteus Digital Health Inc. and Genomics England Limited and a non-executive Director of Rubius Therapeutics, Inc.

Jackson Peter Tai†, 68

Appointed to the Board: September 2016

Chairman of the Group Risk Committee and member of the Financial System Vulnerabilities Committee, the Group Audit Committee, and the Nomination & Corporate Governance Committee

Skills and Experience: Jackson is a skilled international non-executive Director with experience in senior operating and governance roles across Asia and China, as well as North America and Europe. Jackson was formerly Vice Chairman and Chief Executive Officer of DBS Group and DBS Bank Ltd, having served the group    as Chief Financial Officer and then as President and Chief Operating Officer. He previously worked at J.P. Morgan & Co. Incorporated as an investment banker in New York, Tokyo and San Francisco. Other former appointments include non-executive Director of Bank of China Limited, Singapore Airlines, NYSE Euronext, ING Groep N.V., CapitaLand Ltd, SingTel Ltd. and Jones Lang LaSalle Inc. Jackson also served as Vice Chairman of Islamic Bank of Asia.

Current appointments include: Non-executive Director of Eli Lilly and Company, Koninklijke Philips N.V., Mastercard Incorporated and the Canada Pension Plan Investment Board.

Mark Edward Tucker*, 61
Non-executive Group Chairman
Appointed to the Board: September 2017
Group Chairman since October 2017

Chairman of the Nomination & Corporate Governance Committee

Skills and Experience: Mark has extensive experience in the financial services industry in Asia and the UK.  Most recently he was Group Chief Executive and President of AIA Group Limited ("AIA").  Before joining AIA, Mark was Group Chief Executive of Prudential plc and the founding Chief Executive of Prudential Corporation Asia Limited. Mark also previously served as a non-executive Director of the Court of The Bank of England, as an independent non-executive Director of the Goldman Sachs Group and as Group Finance Director of HBOS plc. Mark is an associate of the Institute of Chartered Accountants in England & Wales.

Current appointments include: Joined the Board of Discovery Limited, as non-executive Chairman, on    1 March 2019. Serves on the Asia Business Council and the advisory board of the Asia Global Institute. Mark is also a Director of the Peterson Institute for International Economics.

Pauline Françoise Marie de Beaufort - van der Meer Mohr†, 59

Appointed to the Board: September 2015
Chairman of the Group Remuneration Committee and a member of the Group Risk Committee and the Nomination & Corporate Governance Committee

Skills and Experience: Pauline has extensive legal and human resources experience across a number of different sectors, and contributed to the Dutch Banking Code Monitoring Commission. Former appointments include President of Erasmus University Rotterdam; senior executive Vice President and Head of Group Human Resources at ABN AMRO Bank N.V.; Group Human Resources Director at TNT NV.; HR Director, Information Technology, Royal Dutch Shell Group; Senior Legal Counsel, Shell International; and member of the supervisory board of ASML Holding N.V.

Current appointments include: Chair of the Dutch Corporate Governance Code Monitoring Committee, Chair of the supervisory board of EY Netherlands, Deputy Chair of the supervisory board of Royal DSM N.V., non- executive Director of Mylan N.V., member of the Selection and Nomination Committee of the Supreme Court of the Netherlands and member of the Capital Markets Committee of the Dutch Authority for the Financial Markets.

* Non-executive Group Chairman

† Independent non-executive Director

Save as disclosed above and in Appendix 5 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

5 and 6. Re-appointment of Auditor and remuneration of Auditor

The current appointment of PricewaterhouseCoopers LLP ("PwC") as Auditor of the Company terminates at the conclusion of this year's AGM. PwC has expressed its willingness to continue in office. The Group Audit Committee and the Board have recommended that PwC be re-appointed until the conclusion of the 2020 Annual General Meeting and that the Group Audit Committee be authorised to determine its remuneration.

An analysis of the remuneration paid in respect of audit and non-audit services provided by our Auditor and their affiliates for each of the past three years is disclosed on page 246 in the Annual Report & Accounts.

7.     Political Donations

The UK Companies Act 2006 (the "Act") requires companies to obtain shareholder authority for donations to registered political parties and other political organisations, totalling more than £5,000 in any 12 month period and for any political expenditure, subject to limited exceptions.

In accordance with Group policy, HSBC does not make any political donations or incur political expenditure within the ordinary meaning of those words. We have no intention of altering this policy. However, the definitions of political donations, political parties, political organisations and political expenditure used in the Act are very wide. As a result, they may cover routine activities that form part of the normal business activities of the Group and are an accepted part of engaging with stakeholders to ensure that issues and concerns which affect the Group's operations are considered and addressed, but which would not be considered as political donations or political expenditure in the ordinary sense of those words. Activities including contributions to or support for bodies such as those concerned with policy review and law reform or with the representation of the business community or sections of it may be deemed to be political donations or expenditure as defined by the Act. The activities referred to above are not designed to influence public support for any political party or political outcome. The authority is being sought on a precautionary basis only to ensure that neither the Company nor any of its subsidiaries inadvertently breaches the Act. Resolution 7 proposes an aggregate overall cap of £200,000 per annum for all such political donations and expenditure.

If Resolution 7 is passed, this authority will be effective until the conclusion of the 2020 AGM or the close of business on 30 June 2020, whichever is the earlier.

8.      Authority to allot shares

This year, the Directors are again seeking authority under section 551 of the Act to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out below. The authority given to the Directors at the 2018 AGM will expire at the conclusion of this year's AGM. Resolution 8 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,678,910,175, representing two-thirds of the Company's issued ordinary share capital. However, that authority is limited as follows:

(a)    under paragraph (a) of Resolution 8, up to an aggregate nominal amount of US$2,003,673,053, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments;

(b)    under paragraph (b) of Resolution 8, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 8 in connection with a pre-emptive offering such as   a rights issue or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,339,455,088. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)    under paragraph (c) of Resolution 8, the Directors would have authority to make allotments (which exceed those under paragraphs (a) and (b)) up to an aggregate nominal amount of US$6,678,910,175 in connection with a rights issue only. This represents approximately two-thirds of the Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 8 will reduce the level of this two- thirds authority.

In Resolution 8 paragraph (d), the Board is again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders at a general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital.    If approved by shareholders, this authority will give Directors the flexibility to raise regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights other than in exceptional circumstances, but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

If granted, the authorities sought under Resolution 8 (a) to (d) will be effective until the conclusion of the 2020 AGM or the close of business on 30 June 2020, whichever is the earlier.

As at 21 February 2019, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.60 per cent of the issued ordinary share capital (including treasury shares) and 1.62 per cent of the issued ordinary share capital (excluding treasury shares).

9 and 10. Disapplication of pre-emption rights

Resolutions 9 and 10 are to approve the disapplication of statutory pre-emption rights under the Act in respect of certain allotments of shares made under the authorities in Resolution 8, in line with the guidelines on share capital management issued by the UK's Investment Association (the "IA Guidelines") and the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights. If the Directors wish to exercise the authority under Resolution 8 and offer shares (or sell any shares which the Company may purchase or elect to hold as treasury shares) for cash, the Act requires that unless shareholders have given specific authority for the disapplication of their statutory pre-emption rights, the new shares must be offered first to existing shareholders in proportion to their existing shareholdings. Resolutions 9 and 10 seek to give the Directors flexibility, in certain circumstances, to allot new shares (or to grant rights over shares) for cash or to sell treasury shares for cash without first offering them to existing shareholders in proportion to their holdings.

Resolution 9 seeks to give the Directors flexibility in the context of pre-emptive offerings such as a rights issue, an open offer, or a scrip dividend, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. It also seeks a disapplication of pre-emption rights in respect of allotments or sales of treasury shares for cash up to an aggregate nominal amount of US$500,918,263, representing approximately five per cent of the Company's issued ordinary share capital. This is designed to reflect the guidelines contained in the Pre-Emption Group's Statement of Principles on Disapplying Pre-Emption Rights, which impose a five per cent limit for non-pre-emptive allotments for cash, excluding certain allotments such as those under employee share plans.

Resolution 10 is proposed as a separate resolution, in accordance with a recommendation of the Pre-Emption Group and the IA Guidelines, to authorise the Directors to allot an additional quantity of shares (or sell treasury shares) for cash otherwise than to existing shareholders pro rata to their holdings up to an aggregate nominal amount of US$500,918,263, representing a further five per cent of the Company's issued share capital. The additional authority in Resolution 10 may be used only in connection with the financing (or refinancing) of an acquisition or specified capital investment. In accordance with the Pre-Emption Group's Statement of Principles, the Directors confirm that they intend to use the authority sought in Resolution 10 only in connection with such an acquisition or specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six month period and is disclosed in the announcement of the issue, and will provide shareholders with information regarding the transaction if the authority is used. Other than pursuant to the Company's scrip dividend plan and allotments under employee share plans, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 9 and 10. No issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders at a general meeting.

If granted, the authorities sought in Resolutions 9 and 10 will be effective until the conclusion of the 2020 Annual General Meeting or the close of business on 30 June 2020, whichever is the earlier.

In addition, the Company is seeking authority under Resolution 13 to allot shares or rights to subscribe for shares in connection with the issue of Contingent Convertible Securities ("CCSs"), and to disapply statutory pre-emption rights in respect of such allotment, in each case up to an amount equivalent to approximately 20 per cent of the Company's issued ordinary share capital. Assuming Resolutions 13 and 14 are passed, the authority sought under Resolutions 8, 9 and 10 would not be utilised for the purpose of the issuance of CCSs.

The Company also confirms that it does not intend to issue more than 7.5 per cent of its issued ordinary share capital (excluding treasury shares) in any rolling three-year period, without prior consultation with shareholders, save as permitted in connection with an acquisition or specified capital investment as described above. However, if passed, Resolutions 13 and 14 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

Unless otherwise stated, references in these Explanatory Notes to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital of the Company (calculated exclusive of treasury shares) as at 21 February 2019, being the latest practicable date prior to printing this document.

    11.   Addition of any repurchased shares to general authority to allot shares

Resolution 11 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 8 to include the shares repurchased by the Company under the authority sought by Resolution 12. This is permitted by the Hong Kong Listing Rules.

    12.   Purchase of ordinary shares by the Company

The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority from shareholders for the Company to make market purchases of up to 10 per cent of its own ordinary shares. The maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. It remains the Directors' policy to maintain a robust capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy, the appropriate level of capital to be held will be continually reviewed. This authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase ordinary shares in the market in appropriate circumstances, for example, in the event that the Company is unable to deploy the retained capital to create incremental value for shareholders or to neutralise the dilutive impact of scrip dividends, subject to regulatory approval. The Board may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, transfer in connection with an employee scheme, or it may cancel the shares.

Shareholders should note that under section 693 of the Act, the Company is only permitted to make market purchases of its ordinary shares on a recognised investment exchange. Of the venues where the Company's ordinary shares are listed, only the London Stock Exchange is currently designated as a recognised investment exchange.

The Act permits the Company to elect to hold in treasury any ordinary shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. This waiver is renewed annually, in line with our usual practice. Details of the modifications are available at www.hsbc.com and the Hong Kong Stock Exchange's HKEX news website at www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

The Company exercised its authority to make market purchases of its own shares pursuant to the authority granted at last year's AGM. Under the buy-back announced on 9 May 2018 and completed on 16 August 2018, (the "2018 Buy-back"), the Company repurchased 210,466,091 of its ordinary shares, all of which were cancelled.

Further details regarding the proposed authority to be given to the Company to purchase its own shares, the waiver granted by the Hong Kong Stock Exchange, the 2018 Buy-back (including shares purchased and prices paid on a monthly basis up to the latest practicable date prior to printing this document) are set out in Appendix 2.

The total number of options to subscribe for ordinary shares outstanding on 21 February 2019, being the latest practicable date prior to printing of this document, was 55,378,511 which represented 0.28 per cent of the issued ordinary share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of ordinary shares permitted by this resolution, the options outstanding on 21 February 2019 would represent 0.28 per cent of the issued ordinary share capital (excluding treasury shares).

13 and 14. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities ("CCSs") and limited disapplication of pre-emption rights

Resolution 13 gives the Directors authority to allot shares and grant rights to subscribe for, or to convert, any security into ordinary shares in the Company up to an aggregate nominal amount of US$2,003,673,053, equivalent to approximately 20 per cent of the ordinary shares in issue on 21 February 2019, being the latest practicable date prior to printing this document. This authority relates to the issue of CCSs.

CCSs are debt securities which benefit from a specific regulatory capital treatment under European Union legislation. They are treated as Additional Tier 1 Capital and, as a banking group, HSBC is able to hold a certain amount of its Tier 1 Capital in the form of Additional Tier 1 Capital. The CCSs will be converted or exchanged    into ordinary shares if a defined trigger event occurs (which currently is the HSBC Group's Common Equity Tier    1 Capital ratio falling below 7 per cent). Issuing CCSs gives the Company greater flexibility to manage its capital   in the most efficient and economical way for the benefit of the shareholders. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 8, 9 and 10, which contain the general authority sought on an annual basis in line with the IA Guidelines and the Hong Kong Listing Rules. If Resolutions 13 and 14 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 8, 9 and 10. Although the authority in Resolutions 13 and 14 is not contemplated by the IA Guidelines, it has previously been discussed with the Investment Association.

Resolution 14 gives the Directors authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. If passed, Resolution 14 will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company (or to sell treasury shares held by the Company following any purchase of its own shares) on a non-pre-emptive basis up to an aggregate nominal amount of US$2,003,673,053, representing approximately 20 per cent of the ordinary shares in issue on 21 February 2019, such authority to be exercised in connection with the issue of CCSs. As at 21 February 2019, being the latest practicable date prior to printing of this document, the Company held 325,273,407 of its ordinary shares in treasury, representing 1.60 per cent of the issued ordinary share capital (including treasury shares) and 1.62 per cent of the issued ordinary share capital (excluding treasury shares).

The authorities in Resolutions 13 and 14 will be utilised by the Directors as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union legislation and the prudential regulatory requirements imposed by the Prudential Regulation Authority ("PRA") and only for those purposes. The Board will not utilise the authority in Resolutions 13 and 14 to issue new securities for any other purposes. However, pursuant to the authority under Resolutions 13 and 14, the Board may issue additional securities in order to manage the redemption of outstanding CCSs.

The approvals would be effective until the Company's 2020 AGM or the close of business on 30 June 2020, whichever is the earlier. The Directors expect to seek similar authorities on an annual basis.

    15.   Renewal of scrip dividend authority

The authority for the Directors to offer a scrip dividend alternative, whereby shareholders may elect to receive new ordinary shares instead of dividends in cash was last renewed at the 2018 AGM. Under the IA Guidelines, shareholder approval to renew the authority for the Directors to offer a scrip dividend alternative may be sought for up to three years. The Directors are seeking a fresh approval to offer a scrip dividend alternative for a further three years expiring on the conclusion of the AGM in 2022, to satisfy elections for scrip dividends not only by the issue of new ordinary shares, credited as fully paid, but also by the sale of treasury shares.

    16.   Notice period for meetings

The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is    21 days unless shareholders approve a shorter notice period. The passing of this resolution would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 14 and 20 days would not be used as a matter of routine, but only when the Directors determine that calling a meeting on less than 21 days' notice is merited by the business of the meeting and consider it to be to the advantage of shareholders as a whole. The approval would be effective until the Company's 2020 AGM or the close of business on 30 June 2020, whichever is the earlier, when it is intended that a similar resolution will be proposed.

    17.   Shareholder requisitioned resolution

Resolution 17 is a special resolution that has not been proposed by your Board but has been requisitioned by a group of shareholders. It should be read together with their explanatory statement set out in Appendix 3.

Your Board's response to the proposed resolution is provided in Appendix 4.

Your Board considers that Resolution 17 is not in the best interests of the Company and its shareholders as a whole and unanimously recommends that you vote against Resolution 17.

Information about the 2019 Annual General Meeting

Venue

The AGM will be held at the International Convention Centre ("ICC"), 8 Centenary Square, Birmingham, B1 2EA which can easily be reached by public transport.

Refreshments will be available prior to and at the conclusion of the AGM.

Getting there

A location map is below. Please note that the regeneration of central Birmingham means that there may be temporary changes to driving, public transport and walking routes around the city. We therefore encourage all shareholders to plan your journey in advance and allow sufficient time so as to minimise the impact of any delays.

By car

The ICC is easily accessible from the M6, M5 and M42.

Parking

The closest parking facilities for the ICC are in the Arena Birmingham (to the North West of the ICC):

-   North Car Park: Access is via King Edward's Road (Postcode for satnav: B1 2NP);

-   South Car Park: Access is via Sheepcote Street (Postcode for satnav: B16 8ET).

By train

The nearest stations are:

-   Birmingham New Street Station (10-15 minute walk - see below for walking route);

-   Birmingham Snow Hill Station (15 minute walk); or

-   Birmingham Moor Street Station (25 minute walk).

Walking route from Birmingham New Street Station: Leave the station by the Stephenson Street exit. Cross over Stephenson Street, heading up Lower Temple Street. Turn left onto New Street and cross Victoria Square. You will pass the Town Hall (on your left) and the Museum (on your right). Follow the route through to Centenary Square, passing the Library of Birmingham and The Rep Theatre (on your right). The ICC is straight ahead.

Access
The ICC is accessible by wheelchair. The auditorium is fitted with an induction loop.

To help us ensure that the AGM is fully accessible to all shareholders, please contact Romana Lewis, Assistant Group Company Secretary (telephone: +44 (0) 20 7991 0100, email: romana.lewis@hsbc.com) if you have any particular access requirements or other needs.

Security
Security checks will be carried out on entry to the AGM. Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or set to silent. Shareholders are encouraged to leave coats and bags in the cloakroom provided.

To ensure optimum security within the auditorium, please note that you will be provided with a wristband once you have been through the security checks at the venue. You must show your wristband to gain entry to the AGM.

Attendance and voting
Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of shareholders of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday, 11 April 2019 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a shareholder to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a shareholder entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday, 11 April 2019 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the shareholder's name at that time.

Voting
Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held. In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Voting results will be published on our website following the conclusion of the AGM.

Appointing a proxy
You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our registrar to send you additional forms (see "How to submit your form of proxy" below for the registrar's address).

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy.

Whether or not you propose to attend the AGM, you are requested to complete and submit a form of proxy in accordance with the instructions shown on it. The completion and submission of a form of proxy will not preclude you from attending and voting in person at the AGM.

How to submit your form of proxy

The form of proxy must be received by 11.00am (London time) on Wednesday, 10 April 2019, or not less than 48 hours before the time of the holding of any adjourned meeting.

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

●      Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom;

●      Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on "CREST" set out below).

In order to be valid, the completed form of proxy (together with any power of attorney or other authority under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board) must be deposited by 11.00am (London time) on Wednesday, 10 April 2019, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's registrar (see above for the registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

Asking questions at the AGM

You have the right to ask questions in relation to the business of the AGM but no answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information,

(b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

If you have any questions relating to the business of the AGM that you would like to be addressed, please send an email to shareholderquestions@hsbc.com including your Shareholder Reference Number and we will endeavour to address the issues raised.

Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of a relevant executive or the registrar, as appropriate. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Webcast

The AGM will be webcast live at www.hsbc.com/agmwebcast and a recording will be available for viewing until Sunday, 12 May 2019.

CREST

CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am (London time) on Wednesday, 10 April 2019, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members, and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

●      information in the instruction is incorrect;

●      the person expressed to have sent the instruction did not in fact send it; or

●      the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person who has been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 (the "Act") ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's registrar. The only exception is where the Company, in exercising one of its powers under the Act, writes to nominated persons directly for a response.

Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares. Any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

Members' power to require website publication of audit concerns

Under section 527 of the Act, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to (i) the audit of the Company's accounts (including the Auditor's report and the conduct of the audit) that are to be laid before the AGM, or (ii) any circumstance connected with an Auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under section 527 of the Act, it must forward the statement to the Company's Auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Act to publish on its website.

If you have general queries about your shareholding, please contact the relevant registrar at the address shown on page 29.

General information

Company's registrar

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

●      Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

●      Computershare Hong Kong Investor Services Limited, Rooms  1712-1716,  17th  Floor,  Hopewell  Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

●      Investor Relations Team, HSBC Bank Bermuda Limited, 37 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services Corporation (BNY Mellon ADR Team), 2180 5th Avenue - Suite #4, Ronkonkoma, NY 11779, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive email notification of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and for any reason have difficulty in receiving or gaining access to the document, or you would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your Shareholder Reference Number) to the registrars at the relevant address set out above. Printed copies will be provided without charge. Further copies of this document and future documents may also be obtained by contacting the registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the registrar at the relevant address set out above.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors and the Group Chairman and the service agreements of the executive Directors are available for inspection through the Group Company Secretary at the Company's registered office at 8 Canada Square, London E14 5HQ, United Kingdom and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in the Notice of AGM, the form of proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the ordinary shares and debentures of HSBC

Details of interests of Directors who are standing for election or re-election in the ordinary shares and debentures of HSBC are set out in Appendix 5.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?

CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation. CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of HSBC's existing CCSs have received regulatory approval from the Prudential Regulation Authority ("PRA").

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that, 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 capital. In addition, HSBC is required to satisfy an additional capital requirement defined by the PRA by maintaining an additional 0.6 per cent of risk weighted assets in the form of Additional Tier 1 capital.

In order to qualify as Additional Tier 1 capital, a security must contain certain features designed to increase the resilience of the issuing bank should the bank's financial condition deteriorate materially. The CCSs would qualify as Additional Tier 1 capital on the basis that, on the occurrence of a defined trigger event, they would be mandatorily converted into or exchanged for ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?
Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the "Trigger Event"),     the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued. HSBC's existing CCSs contain a Common Equity Tier 1 capital trigger of 7.0 per cent on a Capital Requirements Directive IV ("CRD IV") end point basis which has been approved by the PRA. It is HSBC's current expectation that future CCSs issued by the Group would contain the same capital trigger subject to approval by the PRA.

What steps can HSBC take to mitigate a potential Trigger Event?
HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take, including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

HSBC's CRD IV end point basis Common Equity Tier 1 capital ratio was 14.0 per cent as at 31 December 2018. HSBC remains a strongly capitalised bank, able to support both organic growth and dividend returns to shareholders. HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment. Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

The CCSs which HSBC has issued to date have included a term which provides that on the occurrence of a Trigger Event, the Directors may elect, at their discretion, to give shareholders the opportunity to purchase ordinary shares issued on conversion or exchange of any CCSs on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares. Where permitted by law and regulation to do so, the Company will continue to issue future CCSs including terms which provide the Company with the discretion to offer the opportunity to shareholders to purchase ordinary shares issued on conversion or exchange of CCSs.

Will CCSs be redeemable?

There is no general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum period of five years and in certain other specified circumstances, but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 capital?

Yes. The Company has no intention to issue capital securities pursuant to Resolutions 13 and 14 except for securities which constitute Additional Tier 1 capital under applicable banking regulations.

Why is HSBC seeking authority to issue CCSs?

Issuing CCSs gives HSBC greater flexibility to manage its capital in the most efficient and economical way. It is expected that Additional Tier 1 capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) is non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

The authorities in Resolutions 13 and 14 are required because the Directors are only permitted to issue up to 10 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorisation in Resolutions 8, 9 and 10 and five per cent of that may only be used for the purposes of an acquisition or other capital investment. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed. It is important to have the flexibility to react quickly to market and regulatory demand. Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

At what price will the CCSs be issued and how will the conversion price be fixed?

As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities. The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to the prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred. In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 13 and 14, the conversion price on issue of the CCSs will not be less than £2.70, being the lowest trading price (recorded on 9 March 2009) of HSBC's ordinary shares over the last 10 years (and will be subject to typical adjustments for securities of this type).

How have you calculated the size of the authorities you are seeking?

The size of the authorities reflected in Resolutions 13 and 14 have been determined to provide flexibility to enable HSBC to optimise its capital structure in light of the regulatory capital requirements arising from the European Union legislation and PRA requirements. The authority sought is based on the Directors' assessment of the appropriate amount required to enable HSBC to hold the maximum amount of Additional Tier 1 capital taking into account its expected risk weighted asset figures and applying the conversion price based on historic lows of HSBC's share price over the last 10 years referred to above. The intention is to give the Directors' flexibility in managing HSBC's capital structure. For this reason, the resolutions give the Directors authority to set the specific terms of the CCSs after considering market practice and requirements at the time.

Waiver granted by the Hong Kong Stock Exchange

The Hong Kong Stock Exchange has granted the Company a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 13 and 14 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)     the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2020, whichever is the earlier) at which time the Mandate shall lapse unless it is renewed, either unconditionally or subject to conditions; or

(ii)    such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 12), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules") as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)    It is proposed that the Company be given authority to purchase up to 2,003,673,053 ordinary shares of US$0.50 each (which represent 10 per cent of the ordinary shares in issue on 21 February 2019 being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each ordinary share, US$0.50 or the equivalent in the relevant currency in which the purchase is effected, and at not more than 105 per cent of the average of the middle market quotations for the ordinary shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the ordinary shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is lower.

(b)    The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase ordinary shares in the market and to give power to the Directors to exercise such authority. The Directors intend that purchases of ordinary shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders, taking into account relevant factors and circumstances at that time, for example the effect on earnings per share.

(c)    It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)    The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the ordinary shares in issue on 21 February 2019 being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2018).

(e)    None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any close associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that Resolution 12 is approved by shareholders, to sell any ordinary shares to the Company. No core connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 12 is approved.

(f)     Under the provisions of the UK Companies Act 2006 (the "Act") the Company is permitted, following any repurchase of ordinary shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the United Kingdom is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares. On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's ("HKEX") news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the HKEX that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)    The Directors have undertaken to the HKEX that, if they exercise any power of the Company to make purchases pursuant to Resolution 12, they will do so in accordance with the Hong Kong Listing Rules (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h)    The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 12, if approved.

(i)     The Company repurchased for cancellation 210,466,091 ordinary shares on the London Stock Exchange pursuant to the share buy-back, which concluded on 16 August 2018. The table below outlines the number of shares purchased during the buy-back programme in 2018 on a monthly basis.

Month	Number of shares	Highest price paid per share	Lowest price paid per share	Average price paid per share	Aggregate price paid
		(£)	(£)	(£)	(£)
May 2018	43,843,281	7.4990	7.1340	7.3027	320,172,904
June 2018	65,164,512	7.3910	7.0030	7.2110	469,898,070
July 2018	65,467,508	7.3600	6.9360	7.1134	465,698,679
August 2018	35,990,790	7.2790	6.9860	7.1443	257,128,448

(j)     The highest and lowest mid-market prices at which ordinary shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York, Paris and Bermuda Stock Exchanges during each of the twelve completed months prior to the latest practicable date before printing of this document were as follows:

Month	Hong Kong Stock Exchange		London Stock Exchange		New York Stock Exchange (ADSs1)		NYSE Euronext Paris Stock Exchange		Bermuda Stock Exchange
	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest
	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(€)	(€)	(BD$)	(BD$)
February 2018	84.05	78.00	7.61	7.17	54.13	49.63	8.58	8.12	-	-
March 2018	77.90	74.00	7.20	6.65	49.60	47.30	8.19	7.64	9.95	9.65
April 2018	78.70	72.40	7.25	6.62	50.26	47.17	8.33	7.63	9.55	9.30
May 2018	78.45	74.95	7.46	7.11	50.51	48.16	8.55	8.09	9.55	9.55
June 2018	77.25	72.50	7.35	7.02	49.38	46.57	8.47	8.03	9.90	9.70
July 2018	75.05	72.20	7.31	6.99	48.50	46.52	8.30	7.92	-	-
August 2018	74.25	68.85	7.26	6.69	47.41	44.01	8.15	7.52	9.15	8.75
September 2018	69.75	66.30	6.82	6.51	44.92	42.81	7.68	7.31	8.80	8.35
October 2018	68.45	60.50	6.71	6.01	44.20	38.57	7.68	6.79	8.60	8.05
November 2018	67.65	64.65	6.74	6.34	43.27	40.88	7.65	7.24	8.50	8.50
December 2018	68.20	63.35	6.80	6.36	43.47	40.26	7.65	7.03	8.35	8.15
January 2019	66.30	63.25	6.57	6.31	42.48	40.43	7.42	7.09	-	-

1 Each ADS represents five ordinary shares.

Appendix 3

Explanatory statement supplied by the Midland Clawback Campaign Shareholder group in support of the requisitioned Resolution 17

Integrated pension (aka offset pension or clawback) is a process whereby, a company pension is reduced on the member reaching state pension age. Originally intended to assist the lowest paid, this actually penalises employees, as calculations are linked to years served, not salary.

The application of integrated pension is therefore:

●      Disproportionate, favouring the highest paid

●      Penalising the lowest paid; creating financial hardship

●      Creating indirect discrimination

Midland Bank/HSBC offered promises, but not fulfilled, by

●      Using misleading terminology for 40+ years

●      Incorrectly quoting a gold plated 2/3rd final salary scheme

●      Not communicating clearly and consistently

    Background
In 1974, almost 30 years after Integrated Pensions became statute, Midland Bank decided to implement this practice, applying their newly invented heading "State Deduction". This when other institutions were already looking to cap or cancel this practice. A 2002 pension industry survey reported 60% of DBS schemes did not suffer clawback. A 2005 survey that 70% of open DBS schemes had no clawback. Thus, many institutions have dropped clawback from their pensions. By the time HSBC stopped applying this penalty against new entrants, 51,000 staff were impacted.

Disproportionate
State Deduction is calculated at 1/80ths x years' service x State Pension calculation (on leaving or retirement). There is no link to salary, or the pension received. Thereby, a senior manager retiring on £75,000 annual pension, on reaching State Pension Age might suffer a £2,500 a year "State Deduction", (3% of pension). However, a back office clerk/cashier retiring on £10,000 pension, with the same length of pensionable service, suffers the same £2,500 deduction, (25% reduction). This is grossly unfair and morally indefensible.

Penalises the Lowest Paid, Creating Financial Hardship
Many former staff are struggling. One such is Barbara who joined in 1965 and, due to the policies of the time, lost 11 years pension rights simply for getting married, and so became affected. She receives a gross pension of £3507, and suffers "State Deduction" of £1009; almost 30% reduction.

Now aged 71, she still needs to work to avoid the embarrassment of asking for state benefits.

Indirect discrimination
The majority of lower paid staff were women. Few were expected to desire a career, and this legislation became damaging to their financial welfare. Those taking career breaks to have children found that, on returning to work, they were re-employed on new contracts, meaning their pensions were now subject to clawback.

HSBC UK handles 23 pension schemes, but only the post 1974 Midland scheme (27% of all pension scheme members) unfairly suffers a feature called "State Deduction".

Misleading Terminology
The term "State Deduction" is completely misleading. It is not the State making a deduction, rather HSBC withholding rightful monies from workers. Many staff wrongly believing it was linked to SERPS, and therefore a deduction made by the State. It is unclear why the Bank chose to create the "State Deduction" phrase, when the officially recognised terms in daily use were Clawback, Integration, and Offset Pension.

Early leaflets, 1975-1988, failed to mention or explain what "State Deduction" was. Recent HSBC communication indicates it is an abbreviation of "State Pension Deduction". Such wording appears nowhere within the leaflets; further evidencing how staff were misled.

Gold Plated 2/3rd Final Salary

Midland recruited staff with the promise of a 2/3rd final salary pension in return for 40 years loyal service. Yet they never explained it was only 2/3rds if State Pension calculations were included within the figures. New recruits were advised to "look at the full package rather than compare your salary with those of competitors". How misleading.

Not Communicated Clearly and Consistently
In January 2018, the bank issued an explanatory booklet to all impacted staff. This is welcomed, but is 40 years too late; and further demonstrates bank concern that communication had been less than needed. A statement confirmed to the Works and Pensions Select Committee, chaired by Frank Field.

Midland Bank did not make information on clawback easily available to new staff, nor was it mentioned on induction or initial training courses, despite Russell Picot, Chair of the Pension Trustee Board stating to the Work & Pensions Select Committee in his response to their enquiry that this was his "understanding". Individual explanatory booklets were not issued to staff, and new entrants were unlikely to ask. The 1975 leaflets so far uncovered are incomplete regarding appropriate wording or explanation. Without such knowledge, new staff were denied the opportunity to take appropriate financial action to prepare for state retirement age.

Campaign and the Future

As word of this injustice spread, a campaign group was established, now with c10,000 members. It is supported by both MP's and Peers, plus UNITE the union, and an "All Party Parliamentary Group" has been established to further the campaign; already initiating investigations by the Equalities Commission, and input towards preliminary legal advice.

The cost of correction, spread over twenty years, is small compared to the bank's annual profits. Yet if uncorrected, longer term reputational damage will be detrimental, including as a credible employer. If this is how HSBC treats former employees, who would wish to join?

The media have already picked up on this campaign, including coverage in the Telegraph, Financial Advisor, Moneybox and Women's Hour. Reporting does not show HSBC in a favourable light, and adversely impacts the banks "Reputational Risk".

It is time for HSBC to do the right thing, no matter how hard. The Rt Hon Frank Field has asked HSBC to "… mitigate clawback as a gesture of appreciation to the dedicated and long-serving staff, often on low pay, whose work contributed to the company's profitability over decades."

Shareholders should pass this Resolution, thereby remedying the disparate impact of "State Deduction".

Appendix 4

The Board's response to Resolution 17 requisitioned by the Midland Clawback Campaign Shareholder group

Your Directors consider that Resolution 17 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 17 for the following reasons:

●      The application of the State Deduction to all members of the post 1974 Midland Section ("Post 1974 Section") of the HSBC Bank (UK) Pension Scheme ("the Scheme") is not unfair, disproportionate or discriminatory.

●      The State Deduction feature of the Scheme has been clearly and consistently communicated within the Scheme communications and has been applied in accordance with the Scheme Trust Deed and Rules.

●      HSBC's external legal advisers have confirmed that the design and application of the State Deduction feature is legal and is not unlawfully discriminatory.

●      The overall pension benefit received by Post 1974 Section members was and remains market competitive, particularly given the Scheme was a final salary, non-contributory scheme for its members until 30 June 2009.

●      The implementation of Resolution 17 would raise complex issues, including relating to the interests of members of other sections of the Scheme and other HSBC pension schemes, particularly for defined contribution members, and would result in inconsistent treatment of these members.

●      It is estimated that the removal of the State Deduction feature for future pension payments only, which the Board believes is the intention of the shareholders proposing Resolution 17, would cost HSBC in the region of £450 million. If the State Deduction was required to be removed on a retrospective basis, it is not possible to make a reliable estimate of the impact at this stage but it would be considerably more.

HSBC has engaged actively over a number of months on this issue with this group. The concerns raised by this group of shareholders have been carefully considered by the Board.

The Board's detailed explanation and position on the issues raised by Resolution 17 are provided below.

What is the Post 1974 Section?
The Post 1974 Section provides final salary benefits. It was designed to provide members with an overall pension equivalent to two-thirds of their final pensionable salary at retirement, provided a member had worked for HSBC for 40 years.

The Post 1974 Section was non-contributory until 30 June 2009, and was closed to new members in July 1996. Since that date new joiners have been enrolled into the defined contribution section of the Scheme which does not provide a guaranteed income in retirement.

What is the State Deduction?
The State Deduction feature is the design used to take account of the fact that employees would usually receive a pension income from the UK government when they reach State Pension Age (this design is otherwise known as pension integration). It applies a downward adjustment to the Scheme pension that is payable when a member reaches that age, so that overall the Scheme's target level of income for members in retirement (relative to service) is broadly maintained. At the time this feature was introduced in 1975, a large number of pension schemes integrated their pension benefits with the state pension and a significant number of these schemes continue to contain similar features, albeit using different approaches to achieve the integration.

Which members of the Scheme does the State Deduction feature apply to?
All members of the Post 1974 Section (approximately 52,000 members). All UK employees who joined HSBC after 31 December 1974 and before 1 July 1996 were eligible to join this section.

What is "Clawback"?
Clawback is a term used by the group of shareholders proposing Resolution 17 (the "Midland Clawback Campaign Shareholder group") to refer to the State Deduction feature. The Board's view is that "Clawback" is not an accurate term to describe this feature. No aspect of members' benefits, or amounts paid, are or will be clawed back, nor   are they "withheld". HSBC has always funded the Scheme on the basis that the State Deduction will be applied.

Is continuing to apply the State Deduction to the Post 1974 Section consistent with market practice?
Yes. HSBC has consulted with a number of external advisers with experience of other large final salary pension schemes who have confirmed that a significant number of the non-HSBC pension schemes on which they advise have a similar feature to the State Deduction. In particular, a number of other UK banks have similar arrangements.

How has the State Deduction been amended to reflect changes to the State Pension Age?
Since the State Deduction feature was introduced, the UK government has increased the State Pension Age. When it was introduced, the State Deduction was to be applied at age 60 and 65 for females and males, respectively. When the State Pension Ages began to increase, HSBC delayed the application of the State Deduction until members reached the new State Pension Age. HSBC chose to make this change in order to protect members against the impact of rising State Pension Ages.

Is the State Deduction an unfair or discriminatory practice?
The Board's view is that this is not an unfair or discriminatory practice. HSBC has also received external legal advice to confirm that the State Deduction is not unlawfully discriminatory.

The Board notes that the State Deduction is calculated based on:

    (1)      a member's total period of pensionable service up to 30 June 2009 (at which point accrual was capped and HSBC introduced member contributions); and

    (2)      the Basic State Pension payable over the 52 weeks ending on the earlier of:

(i)     the date the member left pensionable service; or

(ii)    30 June 2015 when the build-up of further final salary pensionable service in the Scheme stopped.

It is then pro-rated for members who worked part time.

Due to the way the calculation methodology works, the proportion that the State Deduction represents of a member's total pension will be higher where the amount of that member's total pension is lower. There are a number of factors that impact the size of a member's total pension:

●      Final Pensionable Salary - members who have a lower final pensionable salary will receive a lower pension in comparison to those on a higher final pensionable salary (assuming the same period of service);

●      Commutation - at retirement, members are offered the choice of taking their full pension or, as an alternative, an immediate tax free cash lump sum up to certain limits and a lower residual pension;

●      Early retirement - members who choose to take their pension early will receive a lower pension due to the longer period over which they will receive pension payments.

The State Deduction will therefore be a higher proportion of a member's total pension for those members who have a lower income or have elected to take a tax free lump sum or have elected to take their pension early.

Having carefully reviewed the position and taken external legal advice, the Board does not accept the comment that the State Deduction is an unfair or a discriminatory practice. To the contrary, HSBC has taken steps to protect members' benefits - for example, by delaying the application of the State Deduction until members reach the new State Pension Age (as outlined above).

Were the Post 1974 Section members told about the State Deduction at the time?
Yes. The State Deduction feature has been communicated clearly and consistently, including an illustration of how it will apply in member guides, since it was introduced in 1975. Annual pension statements for active members have been sent since the early 1990s. These made explicit reference to the State Deduction feature, including figures which clearly showed that, at State Pension Age (based on the members' current service period), an amount would be deducted from their total pension. The State Deduction amount was also quoted on members leaving/retirement correspondence.

Were the communications that were sent to members of the Post 1974 Section unclear, inconsistent or misleading?
No. The Scheme Trustee Chair has carried out an extensive review of the scheme documents and correspondence during the period from 1975 to 2017, and concluded that the State Deduction has been communicated in a transparent manner.

A summary of the review is available in the Trustee Chair's letter to the Rt Hon Frank Field MP, Chair of the Parliamentary Work and Pensions Committee. This letter is available at: https://www.parliament.uk/documents/ commons-committees/work-and-pensions/Correspondence/Letter-from-Russell-Picot-Chair-HSBC-Pension- Trust-UK-to-Chair-regarding-Midland-section-12-January-2018.pdf

External legal advisers have also reviewed the Post 1974 Section communications and are satisfied that the communication of the State Deduction feature has been clear and consistent.

The Board does not accept the comment that communications with Post 1974 Section members were unclear or misleading.

What is the UK Government's position?
Based on a statement made by the Pensions Minister in November 2017, HSBC understands that the UK government does not support calls for the withdrawal of the State Deduction or any similar design feature. The statement made by the Pensions Minister in November 2017 concluded that "[i]t would not be right to compel schemes to withdraw this integration arrangement. That would amount to a retrospective change imposing significant additional unplanned costs. Pension scheme rules on the calculation of benefits are many and varied, and must remain a matter for employers and scheme trustees to decide."

The full statement is available at: https://www.parliament.uk/written-questions-answers-statements/written-question/commons/2017-11-13/112545.

Why are shareholders seeking to address this issue through a shareholder resolution rather than a complaint or claim?
This is a matter for the relevant Scheme members. However, the Board considers that this issue would be more appropriately dealt with as a complaint or claim rather than a shareholder resolution.

What would be the impact of removing the State Deduction?
Through its engagement with this group, the Board understands that the shareholders proposing Resolution 17 intend for HSBC to remove the State Deduction on a forward-looking basis only, i.e. for future pension payments, not past payments.

The overall pension benefit received by Post 1974 Section members was and remains market competitive, particularly given the Scheme was a final salary, non-contributory scheme up to 30 June 2009 when member contributions were introduced. When considering making changes to Scheme benefits, consideration must be given to the entire Scheme membership.

HSBC has made contributions to the Scheme to meet its future pension obligations on the basis that the State Deduction feature would apply from members' State Pension Age. On this basis, if HSBC were to remove the State Deduction for future pension payments only, the current estimate is that this proposal would require a contribution from HSBC in the region of £450 million.

This contribution would enhance the final salary benefits of the Post 1974 Section members only. No other members of the Scheme, including defined contribution members, would receive any benefit. This contribution would therefore result in the Post 1974 Section members receiving favourable treatment from HSBC.

Should Resolution 17 be passed, the Board would need to consider a number of factors, including whether it is appropriate to remove the State Deduction feature only going forward (and not retrospectively) and the interests of all members of HSBC's pension schemes. If the State Deduction was required to be removed on a retrospective basis, it is not possible to make a reliable estimate of the impact at this stage but it would be considerably more than £450 million.

Appendix 5

Directors' interests in the ordinary shares and debentures of HSBC

According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors who are standing for election or re-election had the following interests, all beneficial unless otherwise stated, in the shares and debentures of HSBC and its associated corporations on the latest practicable date prior to the printing of this document being 21 February 2019.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

HSBC Holdings plc Ordinary Shares	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests
Kathleen Casey1	9,635	-	-	-	9,635
Laura Cha	10,200	-	-	-	10,200
Henri de Castries	18,064	-	-	-	18,064
John Flint2	822,252	-	5,439	-	827,691
Irene Lee	11,172	-	-	-	11,172
Heidi Miller1	4,420	-	-	-	4,420
Marc Moses2	1,533,039	-	-	-	1,533,039
David Nish	-	50,000	-	-	50,000
Ewen Stevenson2	106,420	-	-	-	106,420
Jonathan Symonds	38,823	4,998	-	-	43,821
Jackson Tai1 3	22,970	11,430	21,675	-	56,075
Mark Tucker	288,381	-	-	-	288,381
Pauline van der Meer Mohr	15,000	-	-	-	15,000

1    These are interests in listed American Depository Shares ("ADSs"), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong: Kathleen Casey, 1,927; Heidi Miller, 884; and Jackson Tai, 11,215. Each ADS represents five HSBC Holdings Ordinary Shares.

2    Executive Directors' other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share   option plans and the HSBC Share Plan 2011  are set out in the Scheme interests in the Directors' remuneration report on pages   191 to 192 of the Annual Report & Accounts 2018. At 21 February 2019, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans and the interests above were: John Flint - 1,408,565; Marc Moses - 3,321,777; and Ewen Stevenson - 106,420. Each Director's total interests represents less than 0.02 per cent of the shares in issue (both including and excluding treasury shares).

3    Jackson Tai has a non-beneficial interest in 11,430 shares of which he is custodian.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 06th March 2019